

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

Kevin Green
Vice President, Finance and Chief Financial Officer
Cerus Corporation
1220 Concord Avenue, Suite 600
Concord, CA 94520

> **Re: Cerus Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 000-21937**

Dear Kevin Green:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services